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SEC FILE NUMBER 001-31451
CUSIP NUMBER 074002 10 6

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

(Check one):

☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☒  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

POCAHONTAS BANCORP, INC.

Full Name of Registrant

NA

Former Name if Applicable

1700 E. Highland

Address of Principal Executive Office (Street and Number)

Jonesboro, Arkansas 72401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Pocahontas Bancorp, Inc. (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, by May 15, 2006. As previously disclosed on May 15, 2006 on Form 8-K, the Company has determined to restate its consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2005 and the interim consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2005. For information about the restatement, see the Form 8-K filed by the Company on May 15, 2006.

As a result of the foregoing, the Company was not able to file its Form 10-Q for the quarterly period ended March 31, 2006, by May 15, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Terry Davis (Name)	(870) (Area Code)	934-4001 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Pocahontas Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006	By	/S/ TERRY DAVIS
Terry Davis, Chief Financial Officer

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